
07007071

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 3 1 2007
WASH, D.C.
186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 ENDING June 30, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seymour Chapnick

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

166-25 Powells Cove Blvd
(No. and Street)

Beechhurst (City) NY (State) 11357 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seymour Chapnick 718-767-2617
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Seymour Chapnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Seymour Chapnick, as of

June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN M. HUG
Notary Public, State of New York
No. 01HU6025312
Qualified in Queens County
Commission Expires May 24, 2011

Kathleen M. Hug
Notary Public

Seymour Chapnick
Signature

SOLE OWNER
Title

This Report ** contains (check all applicable boxes):

X (a) Facing Page
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Levy & Gold, LLP

Certified Public Accountants

SEYMOUR CHAPNICK

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLMENTARY INFORMATION

REPORT IN INTERNAL CONTROL

JUNE 30, 2007

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Sole Owner
Seymour Chapnick
Beechhurst, New York

We have audited the accompanying statement of financial condition of Seymour Chapnick as of June 30, 2007 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seymour Chapnick at June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

July 26, 2007

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

SEYMOUR CHAPNICK

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash	$	2,887
Due from clearing broker		226,003
	$	228,890

OWNERS' EQUITY

Sole proprietorship	$	228,890

See notes to financial statements

SEYMOUR CHAPNICK

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2007

REVENUES	
Commissions	$ 73,285
EXPENSES	
Commission expense	34,616
Regulatory fees and expenses	3,239
Operating expenses	17,136
	54,991
NET INCOME	$ 18,294

See notes to financial statements

SEYMOUR CHAPNICK

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2007

Cash flows from operating activities	
Net income	$ 18,294
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
(Increase) decrease in assets:	
Due from clearing broker	(33,157)
Total adjustments	(33,157)
Net cash used in operating activities	(14,863)
Cash flows from financing activities	
Capital contributions	8,157
Net cash provided by financing activities	8,157
NET DECREASE IN CASH	(6,706)
CASH - BEGINNING	9,593
CASH - END	$ 2,887

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See notes to financial statements

STATEMENT OF CHANGES IN OWNERS' EQUITY
YEAR ENDED JUNE 30, 2007

Balance - beginning	$	202,439
Capital contributions		8,157
Net income		18,294
Balance - end	$	228,890

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Organization

Seymour Chapnick (the "Company") is a registered broker dealer and clears its securities transactions on a fully disclosed basis with another broker-dealer. The company had no liabilities subordinated to claims of creditors during the year ended June 30, 2007.

Commissions

Commissions and related clearing charges are recorded on a trade basis as securities transactions occur.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Pershing, A BNY Securities Group Co. and Oppenheimer Funds.

The Company main office is located in Beechhurst, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The company does not account for income taxes as it is only a part of the return filed by the sole owner.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission uniform New Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2007, the Company had net capital of $213,112 which was $113,112 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 0% as of June 30, 2007.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2007

SEYMOUR CHAPNICK **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2007

NET CAPITAL		
Owners' equity	$	228,890
Deductions and/or changes		
Haircuts on securities	$	15,778
NET CAPITAL	$	213,112
AGGREGATE INDEBTEDNESS	$	-
MINIMUM NET CAPITAL REQUIRED	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	113,112
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%

See independent auditors' report

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Sole Owner
Seymour Chapnick
Beechhurst, New York

In planning and performing our audit of the financial statements and supplemental schedules of Seymour Chapnick (the Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Seymour Chapnick for the year ended June 30, 2007, and this report does not affect our report thereon date July 26, 2007.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS

July 26, 2007

END